[Letterhead of Imaging Diagnostic Systems, Inc.]

February 20, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin

Re:	Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-154798)

Dear Ms. Breslin:

Please take this letter as a formal request of Imaging Diagnostic Systems, Inc. to withdraw the previously filed Registration Statement on Form S-1 (File No. 333-154798) which was declared effective on November 12, 2008.

This request is being made as Imaging Diagnostic Systems, Inc. has agreed to withdraw this registration statement in accordance with our response to the SEC’s comment letter dated February 13, 2009.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable,
Linda B. Grable
Chief Executive Officer

cc:	Peggy Fisher (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)